SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 4)*

China Sunergy Co., Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G84381 105
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G84381 105	Schedule 13 G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brightest Power Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,900,000 ordinary shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,900,000 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,900,000 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (2)
12		TYPE OF REPORTING PERSON* CO
(1) see Item 4 below.
(2) based on the 267,287,253 ordinary shares outstanding as of December 31, 2010.

CUSIP NO. G84381 105	Schedule 13 G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jianhua Zhao
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,900,000 ordinary shares (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,900,000 ordinary shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,900,000 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%(2)
12		TYPE OF REPORTING PERSON* IN
(1) see Item 4 below.
(2) based on the 267,287,253 ordinary shares outstanding as of December 31, 2010.

CUSIP NO. G84381 105	Schedule 13 G

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aihua Wang
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,900,000 ordinary shares (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,900,000 ordinary shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,900,000 ordinary shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9% (2)
12		TYPE OF REPORTING PERSON* IN
(1) see Item 4 below.
(2) based on the 267,287,253 ordinary shares outstanding as of December 31, 2010.

PRELIMINARY NOTE: This Amendment No. 4 to Schedule 13G modifies and supplements the Schedule 13G initially filed on February 14, 2008, as amended (the "Statement"), with respect to the ordinary shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company. Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided herein, remains in full force and effect.

ITEM 1(a).	NAME OF ISSUER:

China Sunergy Co., Ltd. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(a).	NAME OF PERSON FILING:

Brightest Power Holdings Limited

Mr. Jianhua Zhao

Ms. Aihua Wang

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

The address of Mr. Jianhua Zhao is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

The address of Ms. Aihua Wang is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

ITEM 2(c).	CITIZENSHIP:

The place of organization of Brightest Power Holdings Limited is British Virgin Islands.

Mr. Jianhua Zhao is a citizen of Australia.

Ms. Aihua Wang is a citizen of Australia.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.0001 par value

ITEM 2(e).	CUSIP NUMBER:

G84381 105

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The Reporting Persons sold an aggregate of 1,745,064 ordinary shares of China Sunergy Co., Ltd. in open market transactions in 2010. As a result of the foregoing, the following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons is provided as of December 31, 2010:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Brightest Power Holdings Limited	15,900,000 ordinary shares	5.9%	15,900,000 ordinary shares	0	15,900,000 ordinary shares	0
Mr. Jianhua Zhao	15,900,000 ordinary shares	5.9%	0	15,900,000 ordinary shares	0	15,900,000 ordinary shares
Ms. Aihua Wang	15,900,000 ordinary shares	5.9%	0	15,900,000 ordinary shares	0	15,900,000 ordinary shares

As of December 31, 2010, Brightest Power Holdings Limited, a British Virgin Islands company, is the beneficially owner of 15,900,000 ordinary shares. 50% equity interest in Brightest Power Holdings Limited is owned by Mr. Jianhua Zhao and the remaining 50% is owned by Ms. Aihua Wang. Mr. Jianhua Zhao and Ms. Aihua Wang are husband and wife. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jianhua Zhao and Ms. Aihua Wang may be deemed to beneficially own all of the shares held by Brightest Power Holdings Limited.

The ownership of 1,600,000 American Depository Shares (“ADSs”) representing 9,600,000 ordinary shares of China Sunergy Co., Ltd. held by Brightest Power Holdings Limited and Mr. Jianhua Zhao and Ms. Aihua Wang is the subject of a settlement agreement approved by court order on November 30, 2010. As noted in previous filings, the ADSs had been the subject of a turnover order entered by the United States District Court for the Southern District of Ohio (the “Court”) on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Comm’n v. One Equity Corp., et al., which caused the ADSs to become part of a receivership estate managed by a Court-appointed receiver (“Receiver”). As part of a settlement agreement, however, the Receiver agreed to return the ADSs to Brightest Power Holdings Limited and Mr. Jianhua Zhao and Ms. Aihua Wang, pending Court approval. On November 30, 2010, the Court issued the Order on Motion by Court Appointed Receiver, Frederick L. Ransier, for Order Authorizing and Approving Compromise, thereby approving the settlement agreement between the Receiver and Brightest Power Holdings Limited. Thereafter, the Receiver returned the ADSs to Brightest Power Holdings Limited and Mr. Jianhua Zhao and Ms. Aihua Wang. As of the date of this filing, Brightest Power Holdings Limited and Mr. Jianhua Zhao and Ms. Aihua Wang possess the ADSs. The Receiver has disclaimed any interest in or claim to the ADSs, and Brightest Power Holdings Limited and Mr. Jianhua Zhao and Ms. Aihua Wang hold the ADSs free and clear of any encumbrance or claim.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

Brightest Power Holdings Limited	By:	/s/Jianhua Zhao
Name: Jianhua Zhao
Title: Director

Jianhua Zhao		/s/Jianhua Zhao
Jianhua Zhao

Aihua Wang		/s/ Aihua Wang
Aihua Wang

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A:  Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of China Sunergy Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 14th day of February 2011.

Brightest Power Holdings Limited	By:	/s/Jianhua Zhao
Name: Jianhua Zhao
Title: Director

Jianhua Zhao		/s/Jianhua Zhao
Jianhua Zhao

Aihua Wang		/s/ Aihua Wang
Aihua Wang